

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 13, 2016

<u>Via E-mail</u>
Liu Xiangyao, Chief Executive Officer
Yangtze River Development Limited
183 Broadway
Suite 5
New York, NY 10007

> **Re: Yangtze River Development Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 17, 2016**
> **File No. 333-209579**

Dear Mr. Xiangyao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2016 letter.

<u>General</u>

1. We note your response to comment 2 of our letter. We note, on your website, you have included an article dated March 11, 2016, which discusses your offering. It therefore does not appear that the safe harbor provided by Rule 169 of the Securities Act is available. We therefore reissue our comment. Please explain how the information on your website should be treated for purposes of Section 5 of the Securities Act.

2.   We note your response to comment 3 of our letter. To the extent you, or an affiliate, do not own or have not developed the property, please revise your website to clearly state this and also state the intended use of the pictures on your website as noted in your response.

3.   We note the picture on the back cover page of your prospectus. Please advise whether you or your affiliates own the property depicted in the picture. If so, please revise as appropriate to provide a caption identifying the individual or entity who owns the properties. If you or a related party do not own the property, please remove the picture from the prospectus.

Risk Factors, page 6 – 24

4.   We note your response to our prior comment 5 and the revisions to your disclosure. Please revise your risk factor disclosure to clearly state and address all of the material weaknesses as disclosed in your amended Form 10-K. We note the following material weaknesses were identified in your amended Form 10-K:

- Lack of adequate policies and procedures in internal audit function, which resulted in: (1) lack of communication between internal audit department and the Audit Committee and the Board of Directors; (2) Insufficient internal audit work to ensure that the Company's policies and procedures have been carried out as planned;

- Lack of sufficient full-time accounting staff in our accounting department that have experience and knowledge in identifying and resolving complex accounting issues under U.S. Generally Accepted Accounting Principles ("GAAP"); and

- Lack of sufficient accounting personnel which would provide segregation of duties within our internal control procedures to support the accurate reporting of our financial results.

Management's Discussion and Analysis of Financial Condition and Results Of Operations

Liquidity and Capital Resources, page 47

5.   We have considered your response to comment 5 of our letter dated May 3, 2016. Please revise your narrative discussion about liquidity and capital resources to include the information outlined within your response. Specifically, you should highlight the fact that the company has incurred net losses for a number of years, currently is not generating revenues, and discuss all plans by management to alleviate the potential cash flow concerns.

Note 6 – Real Estate Properties and Land Lots Under Development, page F-13

6.   Please revise your disclosure here, and throughout your document to clearly state that you have investments land use rights and not ownership of the underlying land as indicated in your response.

        You may contact Wilson Lee at (202)551-3468 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

                                     Sincerely,

                                     /s/ Tom Kluck

                                     Tom Kluck
                                     Legal Branch Chief
                                     Office of Real Estate and
                                     Commodities

cc: Joseph M. Lucosky, Esq. (*via e-mail*)